Stolt Offshore S.A.                                            [GRAPHIC OMITTED]



                  Stolt Offshore S.A. Receives Letter of Intent for Tyrihans Development Project Valued at ca. $90 million

London, England - January 26, 2006 - Stolt Offshore S.A. (NASDAQ NM: SOSA; Oslo Stock Exchange: STO), today announces that it has received a Letter of Intent for a contract valued at approximately $90 million from Statoil ASA for pipeline installation on the Tyrihans oil and gas field development project in the Norwegian Sector of the North Sea.

The scope of work includes installation of a 16"/18" diameter production pipeline, 43 km in length from the Tyrihans field to the Kristin platform, together with a 10" gas injection pipeline, 42 km in length from Asgard B to the Tyrihans field. The work will be performed in the summer of 2007, with mobilisation expected in May 2007, and will use the LB200 trunkline laybarge, following the completion of two full seasons of work on the Langeled Project in 2005 and 2006.

0yvind Mikaelsen, Vice President, Northern Europe and Canada region, said, "We are delighted to receive this Letter of Intent from Statoil ASA at such an early stage in the development of the Tyrihans project, due on line in July 2009. While the Tyrihans production pipeline represents one of the most challenging pipeline projects undertaken to date with the conventional S-Lay technique, the LB200 has characteristics ideally suited to this project. This contract award demonstrates the continued high demand for Stolt Offshore's services and expertise in subsea engineering and construction, as well as the unique positioning of the LB200 for large challenging pipeline projects in difficult environments."

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Stolt Offshore S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

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Contacts:
Deborah Keedy / Julian Thomson
Stolt Offshore S.A.
UK +44 1932 773767 or +44 1932 773764
US  +1 877 603 0267 (toll free)
deborah.keedy@stoltoffshore.com
julian.thomson@stoltoffshore.com

Patrick Handley (UK) / Ellen Gonda (US)
Brunswick Group
UK +44 207 404 5959
US +1 212 333 3810
phandley@brunswickgroup.com
egonda@brunswickgroup.com

If you no longer wish to receive our press releases please contact: kelly.good@stoltoffshore.com

Registered Office: 26, rue Louvigny, L-1946 Luxembourg, Societe Anonyme Holding, R.C. Luxembourg B 43172
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